UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-09466

CUSIP Number: 45812J101000

NOTIFICATION OF LATE FILING

(Check One):

|_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q  |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

For Period Ended: August 31, 2008

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Lehman Brothers Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1271 Avenue of the Americas
Address of Principal Executive Office (Street and Number)

New York, New York 10020
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Lehman Brothers Holdings Inc. (the “Registrant”) is not timely filing its Quarterly Report on Form 10-Q for the period ended August 31, 2008 (“Form 10-Q”). The principal reasons for the Registrant’s delay in filing are as follows: (1) the filing by the Registrant of a voluntary petition for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”) on September 15, 2008 in a jointly administered proceeding named In re Lehman Brothers Holdings Inc., et. al. under Case Number 08-13555; (2) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of the Registrant’s European and Asian businesses, and (3) the sale since September 15, 2008 of significant businesses comprising the Registrant’s historical business. As a result of these developments, the Registrant requires additional time to complete the preparation of its consolidated financial statements for such period in as much as it currently has neither access to major components of its internal systems nor the ability to prepare its Consolidated Financial Statements and the remainder of the report, with all the required disclosures, to have them properly certified by its current executive officers, and have them reviewed by its independent auditors. The Registrant is still considering the effort and expense that will be required in order for it to prepare the Form 10-Q but currently expects to file the Form 10-Q as and when commercially practicable. However, it will not be in a position to file by the fifth calendar day following the required filing date, October 10, 2008, as prescribed in Rule 12b-25.

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PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David J. Coles Chief Financial Officer	(646) 333-7174
(Name) (Title)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	The Registrant anticipates, based on the information currently available to it, that results of operations for the Third Quarter ended August 31, 2008 will be significantly different from those for the corresponding period for the last fiscal year, based upon significant developments in the business over the past year. The company issued a Current Report on Form 8-K on September 10, 2008 containing certain preliminary information relating to its earnings for the Third Quarter, and reference is made to that information with regard to the results for that Quarter.

Lehman Brothers Holdings Inc.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 10, 2008

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ David J. Coles
Name:	David J. Coles
Title:	Chief Financial Officer

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